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                               September 20, 2022

       Behrooz Abdi
       Chief Executive Officer
       ACE Convergence Acquisition Corp.
       1013 Centre Road, Suite 403S
       Wilmington, DE 19805

                                                        Re: ACE Convergence
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 29,
2022
                                                            File No. 001-39406

       Dear Mr. Abdi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1.                                                   Please revise
throughout the filing to also provide the amount remaining in the trust account as of a recent
practicable date. For example, on the top of the third page of the letter to shareholders,
you do not adjust for the $43,349,494 that was paid out of the trust account in connection
with the redemptions received in connection with the shareholder vote to extend the date
by which the company must complete an initial business
                                                        combination to October
13, 2022.
   2. We note that you define "Extraordinary General Meeting" as the meeting to be held on
                                                        October 11, 2022 in
this Preliminary Proxy Statement on Schedule 14A and as the
                                                        meeting to vote on the
business combination proposal in your Post-Effective Amendment
                                                        No. 3 to Form S-4. We
also note that you have similar disclosure that "[the Company]
                                                        estimates that the
per-share price at which public shares may be redeemed from cash held in the Trust Account
will be approximately $10.27 at the time of the Extraordinary
 Behrooz Abdi
ACE Convergence Acquisition Corp.
September 20, 2022
Page 2
         General Meeting" in each filing. Please revise to clarify what the per-share price at which public shares may be redeemed from cash held in the trust account is expected to be at the
         October 11, 2022 meeting.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Evan Ewing at 202-551-5920 or Anne Parker at 202-551-3611 with any questions.



FirstName LastNameBehrooz Abdi                                Sincerely,
Comapany NameACE Convergence Acquisition Corp.
                                                              Division of
Corporation Finance
September 20, 2022 Page 2                                     Office of
Manufacturing
FirstName LastName